UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 29, 2002

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ______________

Commission file number 0-24960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                             400 Birmingham Highway
                          Chattanooga, Tennessee 37419

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN



                                Table of Contents


                                                                                                              Page
Independent Auditors' Report                                                                                    1

Statements of Net Assets Available for Plan Benefits as of December 29, 2002 and 2001                           2

Statement of Changes in Net Assets Available for Plan Benefits for the Year ended
    December 29, 2002                                                                                           3

Notes to Financial Statements                                                                                   4

Schedule

1   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 29, 2002                          8

                          Independent Auditors' Report



The Administrator
Covenant Transport, Inc. 401(k) and
 Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (Plan) as of December 29, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 29, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 29, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 29, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 29, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                         /s/ KPMG LLP



Atlanta, Georgia
May 9, 2003

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 29, 2002 and 2001

                                                                                         2002                 2001
                                                                                   -----------------   -----------------
Assets:
  Investments, at fair value (notes 3 and 4)                                      $     14,865,621          15,311,477

Liabilities:
  Excess contributions payable                                                              28,368              12,005
                                                                                   -----------------   -----------------
            Net assets available for plan benefits                                $     14,837,253          15,299,472
                                                                                   =================   =================
See accompanying notes to financial statements.

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 29, 2002

Additions:
  Investment income (loss):
    Interest and dividends                                                                $      378,967
    Net appreciation (depreciation) in fair value of investments:
      Mutual funds                                                                            (1,442,220)
      Covenant Transport, Inc. common stock                                                      158,643
                                                                                           ----------------
          Net investment loss                                                                   (904,610)

  Contributions from employer                                                                    953,502
  Contributions from participants                                                              2,808,915
                                                                                           ----------------
          Total additions                                                                      2,857,807

Deductions:
  Participants' benefits                                                                       3,312,768
  Administrative fees                                                                              7,258
                                                                                           ----------------
          Net decrease in net assets available for plan benefits                                (462,219)

Net assets available for plan benefits at beginning of year                                   15,299,472
                                                                                           ----------------
Net assets available for plan benefits at end of year                                     $   14,837,253
                                                                                           ================
See accompanying notes to financial statements.

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2002 and 2001


(1)  Summary of Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

     (a)  Basis of Presentation

          The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (b)  Investments

          Investments in mutual funds, common stock, and common collective fund are stated at fair value based on quoted market prices or as determined by SunTrust Bank (Trustee). Securities transactions are accounted for on a trade date basis.

          Realized and unrealized investment gains and losses are included in net depreciation in fair value of investments in the statement of changes in net assets available for plan benefits.

          The Plan's investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

     (c)  Fair Value of Financial Instruments

          Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of payables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan and covers substantially all employees of Covenant Transport, Inc. (the Company). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions

                                       4                            (Continued)

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2002 and 2001


          of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service. The Plan is administered by SunTrust Bank Trust, the Plan trustee, who has overall responsibility for the investment of assets, accounting for financial transactions, and distributions to participants.

     (b)  Contributions

          Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 17% of their annual compensation subject to certain limitations. The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee's compensation. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under the Internal Revenue Code Section 402(g).

     (c)  Participant Accounts

          The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income, and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees' contributions for the period.

          Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts. Current investment funds available within the Plan at December 29, 2002 include the following:

          o SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

          o STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund, which invests primarily in government and corporate obligations.

          o STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund, which invests primarily in equity securities.

          o STI Classic Capital Appreciation Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities, which in the advisor's opinion are undervalued.

          o Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

          o Vanguard 500 Index Fund - This fund is managed by the Vanguard Group. This fund invests in the stocks included in the S&P 500 Index.

          o Janus Advisor Aggressive Growth Fund - This fund is managed by Janus. This fund invests primarily in common stocks.

                                       5                            (Continued)

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2002 and 2001


          o STI Classic International Equity Index Fund - This fund is managed by SunTrust Bank. This fund is a stock fund, which invests in foreign stocks.

     (d)  Distributions to Participants

          Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable.

          Under  the  terms  of  the  Plan,   participants   may  make  hardship
          withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan.

     (e)  Vesting

          Participants are immediately vested in their contributions and the investment earnings thereon.

          Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $107,593 in 2002.

     (f)  Administrative Expenses

          The  administrative  expenses  of the Plan are paid  primarily  by the
          Company.   These  costs  include   legal,   accounting,   and  certain
          administrative fees.

(3)  Transactions with Parties-In-Interest

     At December 29, 2002 and 2001, the Plan held investments in trust funds and money market accounts sponsored by the trustee with current values of $11,520,237 and $11,754,863, respectively. The Plan also held investments in 112,429 and 135,821 shares of Covenant Transport, Inc. common stock with current values of $2,015,741 and $2,265,302 at December 29, 2002 and 2001,
     respectively.

(4)  Investments

     The following investments represent 5% or more of the Plan assets at December 29, 2002 and 2001:

                                                           2002          2001
                                                        -----------  -----------
     SunTrust Employee Benefit Stable Asset Fund       $ 5,959,384    5,180,456
     STI Classic Investment Grade Bond Fund              1,541,314    1,371,432
     STI Classic Value Income Fund                       1,766,855    2,071,495
     STI Classic Capital Appreciation Fund               2,149,726    3,059,408
     Vanguard 500 Index Fund                               766,743      732,099*
     Covenant Transport 401(k) Unitized Stock Fund       2,015,741    2,265,302

     *The Vanguard 500 Index Fund did not exceed 5% of net assets at December 31, 2001.

     All of the Plan's investments are held by a party-in-interest to the Plan.

                                       6                            (Continued)

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 29, 2002 and 2001

(5)  Income Tax Status

     The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on February 26, 1996. The Plan has been amended since receiving the determination letter and the Plan has filed an application for an updated determination letter. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualification under Section 401(a) of the Internal Revenue Code, and under which the Plan would be subject to tax under present income tax law.

(6)  Plan Termination

     While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                                     Schedule 1

                         COVENANT TRANSPORT, INC. 401(k)
                             AND PROFIT SHARING PLAN

       Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

                               December 29, 2002

                                                                                                           Current
               Identity of the issue                           Description of investments                   value
------------------------------------------------------    ---------------------------------------    -------------------
* STI Classic Investment Grade Bond Fund                    145,544 mutual fund units               $      1,541,314
* STI Classic Value Income Fund                             195,017 mutual fund units                      1,766,855
* STI Classic Capital Appreciation Fund                     210,345 mutual fund units                      2,149,726
* STI Classic International Index Fund                      13,302 mutual fund units                         102,958
  Vanguard 500 Index Fund                                   9,498 mutual fund units                          766,743
  Janus Advisor Aggressive Growth Fund                      36,504 mutual fund units                         562,900

Common Collective Fund:
  *SunTrust Employee Benefit Stable Asset Fund              183,933 collective fund units                  5,959,384

Common stock:
  *Covenant Transport, Inc.                                 112,429 shares of common stock                 2,015,741
                                                                                                     -------------------
                                                                                                    $     14,865,621
                                                                                                     ===================

*SunTrust Bank, Trustee, and Covenant Transport, Inc. are parties-in-interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               COVENANT TRANSPORT, INC. 401(K) AND
                               PROFIT SHARING PLAN

                               COVENANT TRANSPORT, INC.


Dated: June 26, 2003          By:   /s/ R.H. Lovin, Jr.
                                 -----------------------------------
                                    R.H. Lovin, Jr., Administrator